Exhibit 4.09

DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of February 26, 2020, Valero Energy Corporation (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value 0.01 per share (“common stock”). The following description of the Company’s common stock is a summary and is not complete. For a complete description, please refer to our certificate of incorporation (as amended to date, our “Certificate of Incorporation”) and bylaws (as amended to date, our “Bylaws”), which we have incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. References to “we,” “our” and “us” refer to the Company, unless the context otherwise requires. References to “stockholders” refer to holders of our common stock, unless the context otherwise requires.

Description of Common Stock
Our authorized common stock consists of 1,200,000,000 shares, par value $0.01 per share. Each share of common stock is entitled to participate equally in dividends as and when declared by our board of directors. The payment of dividends on our common stock may be limited by obligations we may have to holders of any preferred stock.

Common stockholders are entitled to one vote for each share held on all matters submitted to them. Our common stock does not have cumulative voting rights, meaning that holders of a majority of the shares of common stock voting for the election of directors can elect all the directors if they choose to do so.

If we liquidate or dissolve our business, the holders of common stock will share ratably in the distribution of assets available for distribution to stockholders after creditors are paid and preferred stockholders receive their distributions. The shares of common stock have no preemptive rights and are not convertible, redeemable or assessable or entitled to the benefits of any sinking fund.

All issued and outstanding shares of common stock are fully paid and nonassessable.

Anti-Takeover Provisions
The provisions of the Delaware General Corporation Law (as amended to date, the “DGCL”), our Certificate of Incorporation and our Bylaws, summarized below may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for our common stock.

Preferred Stock
Our authorized preferred stock consists of 20,000,000 shares, par value $0.01 per share, issuable in series. No shares of preferred stock were outstanding as of December 31, 2019. Our board of directors can, without action by stockholders, issue one or more series of preferred stock. The board can determine for each series the number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations. In some cases, the issuance of preferred stock could delay or discourage a change in control of us.

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

Fair Price Provision
Our Certificate of Incorporation contains a fair price provision. Mergers, consolidations and other business combinations involving us and an “interested stockholder” require the approval of holders of at least 66 2/3% of our outstanding voting stock, including 66 2/3% of our outstanding voting stock not owned by the interested stockholder or its affiliates. Interested stockholders include any holder of 15% or more of our outstanding voting stock. The 66 2/3% voting requirement does not apply, however, if the “continuing directors,” as defined in our Certificate of Incorporation, approve the business combination, or the business combination meets other specified conditions.

Liability of Our Directors
As permitted by the DGCL, we have included in our Certificate of Incorporation a provision that limits our directors’ liability for monetary damages for breach of their fiduciary duty of care to us and our stockholders. The provision does not affect the liability of a director:

•	for any breach of his/her duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for the declaration or payment of unlawful dividends or unlawful stock repurchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Stockholder Proposals and Director Nominations
Our stockholders can submit stockholder proposals and nominate candidates for our board of directors if the stockholders follow advance notice procedures described in our Bylaws.

Generally, stockholders must submit a written notice between 90 and 120 days before the first anniversary of the date of our previous year’s annual stockholders’ meeting. To nominate directors, the notice must include, among certain other information further described in our Bylaws, the name and address of the stockholder and any Stockholder Associated Person (as defined in our Bylaws), the class or series and number of shares beneficially owned by the stockholder and any Stockholder Associated Person, information about the nominee, the stockholder and any Stockholder Associated Person required by the Securities and Exchange Commission (the “SEC”), a signed and completed questionnaire with respect to the background and qualification of the nominee, and a description of certain arrangements, understandings and relationships between the stockholder and any Stockholder Associated Person, on the one hand, and the nominee, on the other hand. To make stockholder proposals, other than those related to the nomination of a director, the notice must include, among certain other information further described in our Bylaws, a description of the proposal, the reasons for bringing the proposal before the meeting, the name and address of the stockholder and any Stockholder Associated Person, any information about the stockholder and any Stockholder Associated Person required by the SEC, the class or series and number of shares owned by the stockholder and any

Stockholder Associated Person, any material interest of the stockholder and any Stockholder Associated Person in the proposal, a description of any arrangements or understandings with respect to the proposal that exist between the stockholder and any Stockholder Associated Person and any other person, and a description of all agreements, arrangements or understandings by, or on behalf of, such stockholder or Stockholder Associated Person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of the Company’s common stock, or maintain, increase or decrease the voting power of the stockholder or Stockholder Associated Person with respect thereto.

In each case, if we have changed the date of the annual meeting to more than 30 days before or 60 days after the anniversary date of our previous year’s annual stockholders’ meeting, stockholders must submit the notice between 90 and 120 days prior to such annual meeting or no later than 10 days after the day we make public the date of the annual meeting.

Director nominations and stockholder proposals that are late or that do not include all required information may be rejected. This could prevent stockholders from bringing certain matters before an annual meeting, including making nominations for directors.

Delaware Anti-takeover Statute
We are a Delaware corporation and are subject to Section 203 of the DGCL. In general, Section 203 prevents us from engaging in a business combination with an “interested stockholder” (generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless one of the following is satisfied:

•	before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a 15% stockholder or approved the business combination;

•
upon completion of the transaction that resulted in the stockholder’s becoming a 15% stockholder, the stockholder owned at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); and

•
after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholders’ meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder.

Under Section 203, these restrictions also do not apply to certain business combinations proposed by a 15% stockholder following the disclosure of an extraordinary transaction with a person who was not a 15% stockholder during the previous three years or who became a 15% stockholder with the approval of a majority of our directors. This exception applies only if the extraordinary transaction is approved or not opposed by a majority of our directors who were directors before any person became a 15% stockholder in the previous three years, or the successors of these directors that are elected or recommended for election by a majority of such directors.

Other Provisions
Our Certificate of Incorporation also provides that:

•	stockholders may act only at an annual or special meeting and not by written consent;

•	an 80% vote of the outstanding voting stock is required for the stockholders to amend our Bylaws; and

•	an 80% vote of the outstanding voting stock is required to amend our Certificate of Incorporation with respect to certain matters, including those described in the first two bullet points above.

Transfer Agent and Registrar
Computershare Investor Services, LLC, is our transfer agent and registrar.

Stock Exchange Listing
Our common stock is listed on the New York Stock Exchange and trades under the symbol “VLO.”